

By Electronic Mail

December 21, 2020

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Invesco Actively Managed Exchange-Traded Fund Trust
        Issuer CIK: 0001418144
        Issuer File Number: 333-147622 / 811-22148
        Form Type: 8-A12B
        Filing Date: December 21, 2020

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Invesco Focused Discovery Growth ETF (IVDG)
- Invesco Select Growth ETF (IVSG)
- Invesco US Large Cap Core ESG ETF (IVLC)
- Invesco Real Assets ESG ETF (IVRA)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Initial Listings Analyst